UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2008

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.

(Name of issuer of the securities held pursuant to the plan)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.

201 Daktronics Drive

Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN

FORM 11-K

For the Plan Year Ended April 30, 2008

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2008 and 2007, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

October 30, 2008

DAKTRONICS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

APRIL 30, 2008 AND APRIL 30, 2007

	Year Ended
	April 30, 2008	April 30, 2007
ASSETS
Investments at fair value
Daktronics, Inc. common stock	$27,038,265	$38,341,200
Mutual funds	28,264,416	27,013,254
Money market mutual fund	2,593,531	1,977,024
Common/collective trust	2,134,690	5,434,126
Participant notes receivable	939,001	947,793
	60,969,903	73,713,397

Receivables
Employer matching contributions	346,589	260,899
Employer profit sharing contributions	607,271	607,309
Accrued interest	25,614	29,525
	979,474	897,733

Cash	-	863
Total assets	61,949,377	74,611,993

LIABILITIES
Accrued administrative expenses	28,379	48,102
Excess contributions payable	49,451	55,642
Total liabilities	77,830	103,744
Net assets available for benefits, at fair value	61,871,547	74,508,249

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	27,143	78,269
Net assets available for benefits	$61,898,690	$74,586,518

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEARS ENDED APRIL 30, 2008 AND APRIL 30, 2007

	Year Ended
	April 30, 2008	April 30, 2007

Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments	$(13,210,935)	$11,355,968
Interest and dividends	723,498	658,264
	(12,487,437)	12,014,232

Contributions:
Employer	1,775,370	1,491,741
Participants and plan transfers	4,279,401	2,963,675
	6,054,771	4,455,416
Total net additions/(deductions)	(6,432,666)	16,469,648

Deductions from net assets attributed to:
Benefits paid to participants	6,113,063	3,881,056
Administrative expenses	142,099	144,319
Total deductions	6,255,162	4,025,375
Net increase/(decrease) in net assets	(12,687,828)	12,444,273

Net assets available for benefits:
Beginning of year	74,586,518	62,142,245
End of year	$61,898,690	$74,586,518

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of business of Plan Sponsor: Daktronics, Inc. and its subsidiaries are engaged principally in the design, manufacture and sale of a wide range of electronic display systems and related products which are sold in a variety of markets throughout the world and rendering related maintenance and professional services. Our products are designed primarily to inform and entertain people through the communication of content.

Basis of accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition: The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in the common/collective trust are stated at contract value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts:     The Plan, through its investment in the Wells Fargo Stable Fund, invests in fully benefit-responsive investment contracts.

Payment of benefits: Benefit payments are recorded when paid.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  SFAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and requires additional disclosures about fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is expected to increase the consistency of those measurements.  SFAS No. 157, as issued, is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued FASB Staff Position SFAS No. 157-2, Effective Date of FASB Statement No. 157 that deferred the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities.  Accordingly, the Plan adopted certain parts of SFAS No. 157 at the beginning of fiscal year 2009 and the remaining parts of SFAS No. 157 will be adopted by the Plan at the beginning of fiscal year 2010.  We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on the Plan’s financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. Adoption is not expected to have a material impact on the Plan’s financial statements.

Note 2. INFORMATION REGARDING THE PLAN

The following description of the Plan provides only general information. More complete information on the provisions of the plan can be found in the Plan agreement.

General: The Plan is a defined contribution plan providing benefits for substantially all U.S. based employees of the Company who have attained 21 years of age and have completed one year of service. Notwithstanding the preceding, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration: The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Internal Revenue Code (the “Code”). Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Company’s Board of Directors. In the twelve months ending April 30, 2008 and April 30, 2007, respectively, the Company matched 50% of the first 6% of each eligible participant’s contribution. Additional discretionary contributions were made for the year ended April 30, 2008 equal to 1.4% of pay to a maximum of $400 per participant and for the year ended April 30, 2007 equal to 1.6% of pay to a maximum of $600 per participant.

Participants’ accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses, and it is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan’s provisions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Non-participant directed investments are invested in the common/collective trust.

Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. Participant’s accounts become fully vested after five years of credited service, vesting at the rate of 20% per year commencing after one year of service. U.S. based employees hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits: Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment. The amount of distribution under the Plan is equal to the participant’s vested account balance. If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan.

Investment fund information: Participants may individually direct employee contributions in various mutual funds, common/collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

Participant loans: Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest is paid ratably no less than biweekly through payroll deductions.

Forfeited accounts: During the years ended April 30, 2008 and April 30, 2007, respectively, forfeitures of the non-vested accounts of terminated participants of $15,639 and $26,268 were used to reduce employer contributions.

Administrative expenses: Administrative expenses consisting of investment management services fees and audit fees are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Note 3. INVESTMENTS

During the years ended April 30, 2008 and April 30, 2007, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Year Ended
	April 30,	April 30,
	2008	2007
Daktronics common stock	$(12,524,900)	$8,747,474
Mutual Funds	(846,049)	2,459,629
Common Collective Trust	160,014	148,865
	$(13,210,935)	$11,355,968

Investments that represent 5% or more of the fair value of the Plan’s net assets as of April 30, 2008 and 2007 are as follows:

	April 30, 2008	April 30, 2007
Investments, at fair value:
Daktronics, Inc. common stock	$27,038,265	$38,341,200
Euro Pacific Growth Fund	6,470,826	5,526,482
Investment Company of America Fund	5,732,701	5,898,134
Growth Fund of America Fund	5,114,186	4,750,036
Wells Fargo Stable Return Fund	2,134,690	5,434,176

The following represents transactions in Daktronics, Inc. common stock, a party-in-interest.

	April 30, 2008	April 30, 2007
Investments, at fair value:
Daktronics, Inc. common stock	$27,038,265	$38,341,200

	April 30, 2008	April 30, 2007
Changes in net assets due to:
Contributions	$7,145,655	$5,412,631
Dividends	111,886	102,737
Net realized and unrealized appreciation in fair value	(12,524,900)	8,747,474
Distributions to participants	(6,035,576)	(12,848,056)
	$(11,302,935)	$1,414,786

Note 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 5. TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 31, 2001 stating that the form of the plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2007-6 and Revenue Procedure 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Fully benefit-responsive investment contracts are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

Note 6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7. SUBSEQUENT EVENTS

On May 29, 2008, Board of Directors of Daktronics, Inc. declared payment dividend of $0.09 per share payable on June 24, 2008 to holders of record of its common stock on June 10, 2008.

DAKTRONICS, INC. 401(k) PLAN

EIN-46-0306862 PLAN 002

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

APRIL 30, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:
Daktronics, Inc. common stock*	1,828,145	14,869,625	27,038,265
Common collective trust:
Wells Fargo Stable Return Fund*	50,742	2,087,932	2,134,690
Mutual Funds
Pimco Total Return Fund	128,345	1,363,471	1,400,243
Euro Pacific Growth Fund	132,463	5,494,527	6,470,826
Growth Fund of America Fund	155,305	4,639,782	5,114,186
Investment Company of America Fund	184,926	6,969,281	5,732,701
Lord Abbett Mid-Cap Value Fund	112,734	2,409,621	1,842,070
MFS Total Return Fund	174,257	2,578,524	2,558,094
T Rowe Price Mid-Cap Growth Fund	45,230	2,500,094	2,502,144
T Rowe Price Small Capitalization Fund	78,720	2,460,722	2,239,593
Wells Fargo Index Fund*	8,165	451,926	431,702
		28,867,948	28,291,559
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	2,593,903	2,593,531	2,593,531
Participant notes receivable (with interest rates
ranging from 4.25% to 10.5%, maturing
through November, 2013)		939,001	939,001
		49,358,037	60,997,046

___________________

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By: /s/ William R. Retterath

William R. Retterath
Chief Financial Officer

By: /s/ Carla S. Gatzke

Carla S. Gatzke
Plan Administrator

Date: October 30, 2008